SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(22 February 2017)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)
5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X..   Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits
Item

 No. 1
Regulatory News Service Announcement, dated 22 February 2017 re:Annual Financial Report

22 February 2017

LLOYDS BANKING GROUP PLC – ANNUAL REPORT AND ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER 2016

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc has submitted today the following documents to the National Storage Mechanism.

●
Annual Report and Accounts 2016
●
Annual Review 2016

These documents will shortly be available for inspection at www.hemscott.com/nsm.do

A copy of the Annual Report and Accounts 2016 and Annual Review 2016 are available through the ‘Investors & Performance’ section of our website www.lloydsbankinggroup.com

This announcement also contains additional information for the purposes of compliance with the Disclosure and Transparency Rules, including principal risk factors, details of related party transactions and a responsibility statement. This information is extracted, in full unedited text, from the Annual Report and Accounts 2016 (the ‘Annual Report’). References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the Annual Report. The 2016 Results News Release made on 22 February 2016 contained a condensed set of financial statements, the Group Chief Executive’s statement and the Chief Financial Officer’s review.

-END-

For further information:

Corporate Affairs
Matt Smith
+44 (0)20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Investor Relations
Douglas Radcliffe
+44 (0)20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

FORWARD LOOKING STATEMENTS
This Annual Report contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the exit by the UK from the European Union (EU) and the potential for one or more other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including nonbank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this Annual Report are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this Annual Report to reflect any change in Lloyds Banking Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The information, statements and opinions contained in this Annual Report do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Appendix 1 – Risk Factors

The principal risks and uncertainties relating to Lloyds Banking Group plc are set out on page 28-31 of the Annual Report. The following is extracted in full and unedited form from the Annual Report.

The most significant risks which could impact the delivery of our long-term strategic objectives and our response, are detailed below.

The Group has considered many of the potential implications following the UK’s vote to leave the European Union and the impact to its customers, colleagues and products − as well as legal, regulatory, tax, finance and capital implications.

Continued uncertainty surrounding the political and macroeconomic environment remains but the potential impacts of external factors have been considered in all principal risks and uncertainties to ensure any material uncertainties continue to be monitored and are appropriately mitigated.

Principal risks and uncertainties are reviewed and reported regularly and no new risks have been identified in the year.

Credit risk
The risk that customers and/or other counterparties whom we have either lent money to or entered into a financial contract with, or other counterparties with whom we have contracted, fail to meet their financial obligations, resulting in loss to the Group. Adverse changes in the economic and market environment we operate in or the credit quality and/or behaviour of our customers and counterparties could reduce the value of our assets and potentially increase our write downs and allowances for impairment losses, adversely impacting profitability.

Example:
●
Whilst we have a deep understanding of credit risks across our commercial, mortgage and other portfolios; a changing economic environment, e.g. interest rate rises, can impact on customer affordability and therefore our performance.

Key mitigating actions
●
Credit policy, incorporating prudent lending criteria, aligned with Board approved risk appetite, to effectively manage risk.
●
Robust risk assessment and credit sanctioning to ensure we lend appropriately and responsibly.
●
Extensive and thorough credit processes and controls to ensure effective risk identification, management and oversight.
●
Effective, well-established governance process supported by independent credit risk assurance.
●
Early identification of signs of stress leading to prompt action in engaging the customer.

Regulatory and legal risk
The risks of changing legislation, regulation, policies, voluntary codes of practice and their interpretation in the markets in which we operate can have a significant impact on the Group’s operations, business prospects, structure, costs and/or capital requirements and ability to enforce contractual obligations.

Examples:
●
Increased regulatory oversight and Prudential regulatory requirements.
●
Increased legislative requirements, such as ring-fencing legislation.

Key mitigating actions
●
Ensure we develop comprehensive plans for delivery of all legal and regulatory changes and track their progress. Group-wide projects implemented to address significant impacts.
●
Continued investment in people, processes, training and IT to assess impact and help meet our legal and regulatory commitments.
●
Engage with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations.

Conduct risk
Conduct risk can arise from a number of areas including selling products to customers which do not meet their needs; failing to deal with customers’ complaints effectively; not meeting customers’ expectations; and exhibiting behaviours which do not meet market or regulatory standards.

Example:
●
The most significant conduct cost in recent years has been PPI mis-selling.

Key mitigating actions
●
Conduct risk appetite metrics provide a granular view on how our products and services are performing for customers.
●
Product approval, review processes and outcome testing supported by conduct management information.
●
Learning from past mistakes through root cause analysis and clear customer accountabilities for colleagues, with rewards driven by customer-centric metrics.
●
The development of a refined framework for addressing thematic issues impacting customers in vulnerable circumstances.

Operational risk
We face significant operational risks which may result in financial loss, disruption of services to customers, and damage to our reputation. These include the availability, resilience and security of our core IT systems and the potential for failings in our customer processes.

Examples:
●
A resilient IT environment is critical to providing reliable services to customers and enabling sustainable growth.
●
The dynamic threat posed by cyber risk on the integrity of electronic data or the availability of systems.

Key mitigating actions
●
Continual review of our IT environment to ensure that systems and processes can effectively support customers’ requirements.
●
Enhancing the resilience of systems that support critical business processes with independent verification of progress on an annual basis.
●
Investing in enhanced cyber controls to protect against external threats to the confidentiality or integrity of electronic data, or the availability of systems and responding to findings from third party industry testing.

People risk
Key people risks include the risk that we fail to maintain organisational skills, capability, resilience and capacity levels in response to increasing volumes of organisational, political and external market change.

Example:
●
Inability to attract or retain colleagues with key skills could impact the achievement of business objectives.

Key mitigating actions
●
Focused action to attract, retain and develop high calibre people. Delivering initiatives which reinforce behaviours to generate the best outcomes for customers and colleagues.
●
Managing organisational capability and capacity to ensure there are the right skills and resources to meet our customers’ needs.
●
Effective remuneration arrangements to promote appropriate colleague behaviours and meet regulatory expectations.

Insurance risk
Key insurance risks within the Insurance business are longevity, persistency and property insurance. Longevity risk is expected to increase as our presence in the bulk annuity market increases. Longevity is also the key insurance risk in the Group’s Defined Benefit Pension Schemes.

Examples:
●
Increases in life expectancy (longevity) beyond current assumptions will increase the cost of annuities and pension scheme benefits.
●
Uncertain property insurance claims impact Insurance earnings and capital, e.g. extreme weather conditions, such as flooding, can result in high property damage claims.

Key mitigating actions
●
Processes for underwriting, claims management, pricing and product design seek to control exposure. Longevity and bulk pricing experts support the bulk annuity proposition.
●
The merits of longevity risk transfer and hedging solutions are regularly reviewed for both the Insurance business and the Group’s Defined Benefit Pension Schemes.
●
Property insurance exposures are mitigated by a broad reinsurance programme.

Capital risk
The risk that we have a sub-optimal amount or quality of capital or that capital is inefficiently deployed across the Group.

Example:
●
A worsening macroeconomic environment could lead to adverse financial performance, which could deplete capital resources and/or increase capital requirements due to a deterioration in customers’ creditworthiness.

Key mitigating actions
●
A comprehensive capital management framework that sets and monitors capital risk appetite, including dividend policy appropriately.
●
Close monitoring of capital and leverage ratios to ensure we meet current and future regulatory requirements.
●
Comprehensive stress testing analysis to evidence capital adequacy under various adverse scenarios.

Funding and liquidity risk
The risk that we have insufficient financial resources to meet our commitments as they fall due, or can only secure them at excessive cost.

Example:
●
Our funding and liquidity position is underpinned by a significant and stable customer deposit base and is supported by strong relationships with corporate customers and certain wholesale market segments. A deterioration in either the Group’s or the UK’s credit rating, or a sudden and significant withdrawal of customer deposits, would adversely impact our funding and liquidity position.

Key mitigating actions
●
Holding liquid assets to meet potential cash and collateral outflows, regulatory requirements and maintaining a further pool of secondary assets that can be used to access central bank liquidity facilities.
●
Undertaking daily monitoring against a number of market and Group-specific early warning indicators, maintaining a contingency funding plan detailing actions and strategies available in stressed conditions.

Governance risk
Against a background of increased regulatory focus on governance and risk management, the most significant challenges arise from the requirement to improve the resolvability of the Group and to ring-fence core UK financial services and activities from January 2019 and further requirements under the SM&CR which come into force from March 2017.

Example:
●
Non-compliance with or breaches of ring-fencing, resolution and SM&CR requirements will result in legal and regulatory consequences.

Key mitigating actions
●
Leveraging our considerable change experience to meet ring-fencing and resolution planning requirements and the continuing evolution of SM&CR.
●
Programme in place to address ring-fencing and resolution planning. In close and regular contact with regulators to develop plans for our anticipated operating and legal structure.
●
Evolving risk and governance arrangements that continue to be appropriate to comply with regulatory objectives.

Market risk
The risk that our capital or earnings profile is affected by adverse market rates, in particular interest rates and credit spreads in the Banking business, equity and credit spreads in the Insurance business, and credit spreads in the Group’s Defined Benefit Pension Schemes.

Examples:
●
Earnings are impacted by our ability to forecast and model customer behaviour accurately and establish appropriate hedging strategies.
●
The Insurance business is exposed indirectly to equity through the value of future management charges on policyholder funds. Credit spread risk within the Insurance business primarily arises from bonds and loans used to back annuities. Credit spreads affect the value of the Group’s Defined Benefit Pension Schemes’ liabilities.

Key mitigating actions
●
Structural hedge programmes implemented to manage liability margins and margin compression, and the Group’s exposure to Bank Base Rate.
●
Equity and credit spread risks are closely monitored and, where appropriate, asset liability matching is undertaken to mitigate risk.
●
The Group’s Defined Benefit Pension Schemes have increased their credit allocation and hedged against nominal rate/inflation movements.
●
Stress and scenario testing of Group risk exposures.

Appendix 2 – Related Party Transactions

The following statements regarding related party transactions of Lloyds Banking Group plc are set out on pages 241 to 242 of the Annual Report. The following is extracted in full and unedited form from the Annual Report.

Note 47: Related party transactions

Key management personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non‑Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2016£m	2015£m	2014£m
Compensation
Salaries and other short-term benefits	17	14	15
Post-employment benefits	−	−	1
Share-based payments	23	18	17
Total compensation	40	32	33

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £0.1 million (2015: £0.1 million; 2014: £0.1 million).

	2016 million	2015 million	2014million
Share option plans
At 1 January	9	13	14
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	3	3	−
Exercised/lapsed (includes entitlements of former key management personnel)	(9)	(7)	(1)
At 31 December	3	9	13

	2016 million	2015 million	2014million
Share plans
At 1 January	82	102	105
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	29	37	19
Exercised/lapsed (includes entitlements of former key management personnel)	(46)	(57)	(22)
At 31 December	65	82	102

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2016£m	2015£m	2014£m
Loans
At 1 January	5	3	2
Advanced (includes loans of appointed key management personnel)	3	4	2
Repayments (includes loans of former key management personnel)	(4)	(2)	(1)
At 31 December	4	5	3

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 2.49 per cent and 23.95 per cent in 2016 (2015: 3.99 per cent and 23.95 per cent; 2014: 0.5 per cent and 23.95 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2016 and 2015: £nil).

	2016£m	2015£m	2014£m
Deposits
At 1 January	13	16	13
Placed (includes deposits of appointed key management personnel)	41	58	32
Withdrawn (includes deposits of former key management personnel)	(42)	(61)	(29)
At 31 December	12	13	16

Deposits placed by key management personnel attracted interest rates of up to 4.0 per cent (2015: 4.7 per cent; 2014: 4.7 per cent).

At 31 December 2016, the Group did not provide any guarantees in respect of key management personnel (2015 and 2014: none).

At 31 December 2016, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £0.4 million with five directors and two connected persons (2015: £1 million with four directors and six connected persons; 2014: £1 million with six directors and six connected persons).

Subsidiaries
Details of the Group’s subsidiaries and related undertakings are provided on pages 293 to 300. In accordance with IFRS 10 Consolidated financial statements, transactions and balances with subsidiaries have been eliminated on consolidation.

Pension funds
The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2016, customer deposits of £171 million (2015: £145 million) and investment and insurance contract liabilities of £406 million (2015: £694 million) related to the Group’s pension funds.

Collective investment vehicles
The Group manages 139 (2015: 168) collective investment vehicles, such as Open Ended Investment Companies (OEICs) and of these 83 (2015: 95) are consolidated. The Group invested £265 million (2015: £818 million) and redeemed £826 million (2015: £616 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £2,405 million (2015: £2,129 million) at 31 December. The Group earned fees of £192 million from the unconsolidated collective investment vehicles during 2016 (2015: £187 million).

Joint ventures and associates
At 31 December 2016 there were loans and advances to customers of £173 million (2015: £225 million) outstanding and balances within customer deposits of £15 million (2015: £8 million) relating to joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2016, these companies had total assets of approximately £4,712 million (2015: £3,911 million), total liabilities of approximately £5,033 million (2015: £4,104 million) and for the year ended 31 December 2016 had turnover of approximately £4,401 million (2015: £4,660 million) and made a loss of approximately £27 million (2015: net loss of £181 million). In addition, the Group has provided £1,550 million (2015: £1,710 million) of financing to these companies on which it received £127 million (2015: £125 million) of interest income in the year.

Appendix 3 – Directors’ Responsibility Statement

The following statement is extracted from page 83 of the Annual Report. This statement relates solely to the Annual Report and is not connected to the extracted information set out in this announcement or the 2016 Results News Release dated 22 February 2016.

Statement of directors’ responsibilities
The Directors are responsible for preparing the annual report, the Directors’ remuneration report and the financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the Group and parent Company financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Company and Group for that period. In preparing these financial statements, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and accounting estimates that are reasonable and prudent; and state whether applicable IFRSs as adopted by the European Union have been followed.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the Directors’ remuneration report comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

A copy of the financial statements is placed on our website at www.lloydsbankinggroup.com. The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Each of the current Directors who are in office as at the date of this report, and whose names and functions are listed on pages 54 to 57 of this annual report, confirm that, to the best of his or her knowledge:

●
the Group financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and Group; and
●
the management report contained in the strategic report and the Directors’ report includes a fair review of the development and performance of the business and the position of the Company and Group, together with a description of the principal risks and uncertainties that they face.

The Directors consider that the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. The Directors have also separately reviewed and approved the strategic report.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 22 February 2017